11018050

SEC Mail Processing Section
RECEIVED
APR 01 2011
WASH. DC
200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-023728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/10 (MM/DD/YY) AND ENDING 01/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARK BOYAR + COMPANY INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 EAST 21 ST STREET SUITE 8 EAST
(No. and Street)

NEW YORK (City) NY (State) 10010-6212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK A. BOYAR 212-995-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GALLO + COMPANY, CPA'S LLP
(Name – *if individual, state last, first, middle name*)

420 JERICHO TPKE (Address), JERICHO (City) NY (State) 11753 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK A. BOYAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARK BOYAR + COMPANY, INC., as of JANUARY 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MARK A. BOYAR, PRESIDENT

Title

Notary Public

NEIL SCHNEIDER
NOTARY PUBLIC, STATE OF NEW YORK
01SC6065135
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES OCTOBER 9, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOW
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gallo & Company CPA'S LLP

420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Shareholder of Mark Boyar & Company, Inc.

We have audited the accompanying balance sheet of Mark Boyar & Company, Inc. (a New York Corporation) as of January 31, 2011, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark Boyar & Company, Inc. at January 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gallo & Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

March 18, 2011

MARK BOYAR & COMPANY, INC.

Balance Sheet
January 31, 2011

ASSETS	
Current Assets	
Cash	$ 6,648
Money market fund	467,401
Marketable securities	7,344
Miscellaneous receivables	56,072
Deferred tax asset	37,745
Due from affiliates	38,815
Total Current Assets	614,025
Fixed and Other Assets	
Furniture, fixtures and leasehold improvements less Accumulated depreciation of $103,987	9,221
TOTAL ASSETS	$623,246
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Accounts payable	$115,556
Taxes payable	20,766
Miscellaneous payables	10,057
Total Current Liabilities	146,379
Stockholder's Equity	
Common stock (20,000 shares of stock authorized at $0.01 per share, 1,000 shares issued and outstanding)	10
Additional paid in capital	3,990
Retained earnings	472,867
Total Stockholder's Equity	476,867
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$623,246

See Notes to Financial Statements.

MARK BOYAR & COMPANY, INC.

Statement of Income

For the Fiscal Year Ended January 31, 2011

REVENUES	
Commission income	$ 625,165
Commission income-soft dollar	281,544
Interest and dividend income	225
Loss on error account	319
Net unrealized loss from firm investments	3,209
Realized Gain/Loss	258
TOTAL REVENUE	910,720
EXPENSES	
Officer's salary	350,000
Employee's salaries	444,768
General & administrative expense	12,550
Payroll taxes	2,990
Rent	76,025
Depreciation	4,441
Regulatory fees and dues	4,846
TOTAL EXPENSES	895,620
Income Before Provision for Income Taxes	15,100
Provision for Income Taxes	25,586
NET LOSS	$ (10,486)

See Notes to Financial Statements

MARK BOYAR & COMPANY, INC.

Statement of Changes in Shareholder's Equity
For the Fiscal Year Ended January 31, 2011

	Total	Common Stock	Additional Paid In Capital	Retained Earnings
Shareholder's Equity February 1, 2010	$ 487,353	$ 10	$ 3,990	$ 483,353
Net Loss	(10,486)	-0-	-0-	(10,486)
Shareholder's Equity January 31, 2011	$ 476,867	$ 10	$ 3,990	$ 472,867

See Notes to Financial Statements.

MARK BOYAR & COMPANY, INC.

Statement of Cash Flows

For the Fiscal Year Ended January 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	
Adjustments to Reconcile Net Income to Net Cash provided	
by operating activities:	$ (10,486)
Depreciation	4,441
Decrease in prepaid taxes	8,632
Increase in accounts payable	25,681
Decrease in deferred tax asset	7,314
Increase in miscellaneous payable	10,057
Due from affiliates	(38,815)
Increase in miscellaneous receivable	(6,225)
Increase in taxes payable	20,766
Net Cash Used By Operating Activities	21,365
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in value of marketable securities	(15)
Net Cash Used In Investing Activities	(15)
NET DECREASE IN CASH AND CASH EQUIVALENTS	21,350
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	452,699
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 474,049
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash Paid During the year for:	
Corporation Taxes	$ (4,901)

See Notes to Financial Statements.

Note 1- GENERAL BUSINESS

The primary sources of revenue are brokerage commissions, soft-dollar commissions and fees for research services. Mark Boyar & Company, Inc. (the "Company") clears all of its brokerage activity through a New York Stock Exchange member firm as an introducing broker and receives an agreed percentage of commissions earned.

Note 2- SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For the statement of cash flows, the Company includes cash on deposit and money market funds with maturities less than three months to be cash equivalents.

Investments

The Company carries all marketable securities at fair market value. The cost basis of marketable securities at January 31, 2011 is $5,625.

Fixed Assets

Furniture, fixtures and equipment are carried at cost and are depreciated on an accelerated method with a useful life of five to seven years.

Leasehold improvements are being depreciated on a straight-line basis over a period of twenty years.

Certain Significant Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Note 3- INCOME TAXES

The Company prepares its income tax returns on the cash basis of accounting. As a result thereof, various items of revenue and expense will be recognized in different periods for book and tax accounting purposes. This has resulted in a $37,745 deferred tax asset at January 31, 2011.

Note 4- REIMBURSED EXPENSES

Under an informal agreement, Boyar Asset Management, Inc., an affiliated company, and Mark Boyar & Company, Inc., they have reimbursed each other for certain operating expenses. For the year ended January 31, 2011, the amount of such net reimbursement received by the Company amounted to $252,762.

Note 5- MINIMUM NET CAPITAL

As a registered broker-dealer, the Company is required to maintain certain minimum "net capital" as well as a ratio, whereby "net capital" exceeds the greater of $5,000 or 6-2/3% of "aggregate indebtedness" as these terms are defined in accordance with the provisions of Rule 15c3-1 of the Securities Exchange Commission.

At January 31, 2011, the Company had "excess net capital" in the amount of $313,900.

Retained earnings may be restricted as to the availability for the payment of dividends. Operations may be restricted in order to maintain the required "net capital" ratio as defined.

Should the company fail to maintain such capital requirements, it could be subject to sanction or possible suspension.

Note 6- FIXED ASSETS

As of January 31, 2011 fixed assets consist of the following:

	Amount
Equipment and Furniture	$ 51,934
Leasehold Improvements	61,274
Total Fixed Assets	113,208
Less Accumulated Depreciation	103,987
Net Book Value	$ 9,221

Note 7- INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the differences for financial and income tax reporting. The deferred tax assets represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets are recovered.

Note 8 - FAIR VALUE MEASUREMENT

The Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC") defines fair value as the price that would be received upon sale of an asset or paid upon transfer of liability in orderly transaction between market participants at the measurement date and in the principal or most advantageous market for the asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The FASB ASC specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with the codification under GAAP, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs - Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

The FASB ASC requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value, measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Investments

	2011
Level 1	$474,745
Level 2	-0-
Level 3	-0-
Total	$474,745

Note 9 - SUBSEQUENT EVENTS

Management has decided to wind down the operations of Mark Boyar & Company, Inc. as of January 31, 2010.

Effective June 30, 2009, the Company adopted ASC Topic 855, "Subsequent Events", which requires disclosure of the date through which the entity has evaluated subsequent events and whether that date represents the date the combined financial statements were issued or were available to be issued. The Management has evaluated material subsequent events through the date that these financial statements were available to be issued on March 18, 2011.

MARK BOYAR & COMPANY, INC.

Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1
January 31, 2011

CREDITS	
Shareholders equity	$ 476,867
DEBITS	
Furniture, fixtures and leasehold improvements (net of accumulated depreciation)	9,221
Deferred tax asset and due from affiliates	76,560
Miscellaneous receivables	56,072
	141,853
Net Capital before Haircuts on Securities Position	335,014
Haircut on securities (computed, where applicable, pursuant to 15a3-1(f)):	
Trading and Investment Securities	
a. Other securities	1,102
b. Money market & government funds @ 2%	10,253
	11,355
Net Capital	323,659
Minimum net capital requirements of the greater of $5,000 or 6-2/3% of aggregate indebtedness (Note 5)	9,759
Excess in Net Capital	$ 313,900
Excess Net Capital at 1,000%	$ 309,021
Total Aggregate Indebtedness	$ 146,379
Percentage of Aggregate Indebtedness to Net Capital	45.23%
Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)	

See Notes to Financial Statements.

15c3-3 Exemption

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through Pershing, LLC on a fully disclosed basis. In the opinion of the management of Mark Boyar & Company, Inc., the conditions of the Company's exemption from Rule 15c3-3 was complied with throughout the year ended January 31, 2011.

See Notes to Financial Statements.

MARK BOYAR & COMPANY, INC.

Reconciliation of Computation of Net Capital (Rule 15c3-1)
Pursuant to Rule 17a-5(d)(4)
January 31, 2011

There are no material differences between the Company's computation of net capital under Rule 15c3-1 and that shown on the schedule below, except for accruals and adjustments listed which resulted during the course of the audit. Such items resulted in the following differences:

Net Capital per Unaudited Focus Report	$ 323,659
Net Capital per Audited Focus Report	$ 323,659

	Unaudited Focus 01/31/11	Audited Focus 01/31/11
Net Capital	$ 323,659	$ 323,659
Minimum Net Capital at 6-2/3% of AI	9,759	9,759
Excess Net Capital	313,900	313,900
Excess Capital at 1,000%	309,021	309,021
Total Aggregate Indebtedness (AI)	146,379	146,379
Percentage of AI to Net Capital	45.23%	45.23%

See Notes to Financial Statements.

Report on Internal Control Structure Required by SEC Rule 17a-5
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
January 31, 2011

To the Board of Directors
and Shareholder of Mark Boyar & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Mark Boyar & Company, Inc. (the "Company") for the year ended January 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2011, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Gallo + Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

March 18, 2011

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Shareholders of Mark Boyar & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2011, which were agreed to by Mark Boyar & Company, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Mark Boyar & Company, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Mark Boyar & Company, Inc.'s management is responsible for Mark Boyar & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended January 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended January 31, 2011 noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. We had performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gallo & Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

March 18, 2011